January 8, 2021

Edwin Kim

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Verde Bio Holdings, Inc.

Offering Statement on Form 1-A

Filed November 13, 2020

File No. 024-11365

Dear Mr. Kim:

We are in receipt of your comment letter dated December 8, 2020, regarding the Offering Statement (“Registration Statement”) on Form S-1 filed by Verde Bio Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Registration Statement (“Amended Registration Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Offering Circular on Form 1-A

Risk Factors, page 6

1.Please add a risk factor that address the concentration of your beneficial ownership and voting power with your CEO Scott Cox, who currently has 99.55% voting power.

The following risk factor is included:

Because our CEO, Scott Cox, has voting control, he can exert significant control over our business and affairs and have actual or potential interests that may depart from those of investors.

As of the date of this prospectus, Scott Cox beneficially owns over 99.55% of our outstanding voting stock. The holdings of Scott Cox and our directors and executive officers may increase further in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted, or if they otherwise acquire additional shares of our common stock. The interests of such persons may differ from the interests of our other stockholders. As a result, in addition to their board seats and offices, such persons will have significant influence and control over all corporate actions requiring stockholder approval, irrespective of how our company’s other stockholders may vote, including the following actions:

•to elect or defeat the election of our directors;

•to amend or prevent amendment of our articles of incorporation or by-laws;

•to effect or prevent a merger, sale of assets or other corporate transaction; and

•to control the outcome of any other matter submitted to our stockholders for a vote.

This concentration of ownership and voting control by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for our common stock, which in turn could reduce the price of the shares of our common stock price or prevent our stockholders from realizing a premium over the price of our common stock.

2. Please add a risk factor that addresses the significant dilution that investors in your offering given your lack of assets. Further, please also address your concurring resale registration statement on Form S-1 (333-248196) that may also increase the public float of your common stock by over 41 million shares of common stock.

We have added the following risk factor:

We will need substantial additional funding to continue our operations, which will result in dilution to our stockholders.

We expect to incur additional costs associated with continuing to operate as a public company and to require substantial additional funding to continue to pursue our business and continue with our expansion plans. We have limited assets and will require additional funding to acquire additional assets, including mineral leases and oil and gas investments.   If we raise capital through the sale and issuance of equity, or securities convertible into equity, it would result in dilution to our existing stockholders, which could be significant depending on the price at which we may be able to sell and issue our securities.  Furthermore, we have a current resale registration statement on Form S-1 that may also increase the public float of our common stock by over 41 million shares of common stock.  This dilution and increase in the public float may further affect the price of the Company’s common stock or a shareholder’s ability to sell its shares.

Business, page 25

3. We note that you issued 10,000,000 shares of common stock for mineral, oil and gas interests to BK Cook Family Partnership on August 10, 2020 as a related party transaction per page 31. Please describe these mineral, oil and gas interests and clarify the nature of the related party relationship. Further, we note per page 25 that you anticipate acquiring additional mineral, oil and gas interests by November 15, 2020. Please update the Offering Circular for this proposed transaction as necessary and described the material terms of the transaction.

We have added the following updates:

On August 10, 2020, the Company issued 10,000,000 to BK Cook Family Partnership for the purchase, various mineral and oil and gas royalty interests in exchange for 10,000,000 shares of the Company’s common stock, par value $0.0001.  The purchased interests include a diverse mineral and royalties located in the Permian Basin of West Texas, the Haynesville Shale of Northern Louisiana and the Anadarko Basin of Northwest Oklahoma.

On September 22, 2020, the Company entered into a Purchase and Sale Agreement with a private seller, whereby the Company agreed to purchase, various mineral and oil and gas royalty interests in exchange for 5,000,000 shares of the Company’s common stock, par value $0.0001 per share. The closing for this acquisition has been postponed pending finalization of tax analysis.

There was no relationship with BK Cook Family Partnership prior to the transaction.  As a result of the transaction, BK Cook Family Partnership became a related party.

4. Please provide a more detailed description of the mineral, oil and gas interests that you seek to acquire as part of your business plan and your involvement in the underlying properties. Clarify if these interests are securities and what your role will be with the underlying properties.

The following language has been added to the Offering Circular:

The Company is a growing U.S. energy company based in Frisco, Texas, engaged in the acquisition and development of high-probability, lower risk onshore oil and gas interests within the major oil and gas plays in the U.S. The Company’s dual-focused growth strategy relies primarily on leveraging management’s expertise to grow through the strategic acquisition of non-operating, working interests and royalty interests with the goal of developing into a major company in the industry. Through this strategy of acquisition of royalty and non-operating properties, the Company has the unique ability to rely on the technical and scientific expertise of the world-class E&P companies operating in the area.

The Company focuses on the acquisition of and exploitation of upstream energy assets, specifically targeting oil and gas mineral interests, oil and gas royalty interests and select non-operated working interests. We do not drill wells and we do not operate wells.  These acquisitions will be structured primarily as acquisitions of leases, real property interests and mineral rights and royalties and are generally not regarded as the acquisition of securities, but rather real property interests.  As a royalty owner, the Company has the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally is not required to pay any portion of the costs of drilling or operating the wells on the leased acreage.

General

5. Your offering is presented as having varying offering prices based on differing tranches being sold. Please be aware that you must have the same fixed price for all of the shares offered in your Offering Circular. Please revise accordingly.

The offering has been revised to have a fixed price of $0.01 per share.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.